1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

June 12, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Vincent J. Di Stefano

Re:	Garrison Capital LLC

Registration Statement on Form N-2

File Numbers 333-173026 and 814-878

Ladies and Gentlemen:

Garrison Capital LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form N-2 (Registration No. 333-173026) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to a telephone conversation with Vincent Di Stefano of the Staff and William Tuttle on March 19, 2012. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Amendment No. 5, as filed and marked to show the changes from Amendment No. 4 to the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Accounting Comments

1.	In accordance with the Investment Management Staff Issues of Interest released on March 12, 2012, please have the audit report of Ernst & Young LLP revised to include a statement that such independent public accountants’ procedures included confirmation of securities owned by correspondence with the custodians, loan agents, trustees or management of the underlying investments, as applicable.

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Vincent J. Di Stefano June 12, 2012 Page 2

Response:

As requested, Ernst & Young LLP has revised its audit report to state that its procedures included confirmation of securities owned by correspondence with the custodians, loan agents, trustees or management of the underlying investments, as applicable.

2.	In accordance with Item 8.6 of Form N-2, please indicate in the “Portfolio Companies” section of the Registration Statement each investment that is not a qualifying asset under Section 55(a) of the 1940 Act and, in a footnote, briefly explain the significance of non-qualification.

Response:

As requested, the Company has revised the disclosure in the “Portfolio Companies” section of the Registration Statement to denote each investment that is not a qualifying asset under Section 55(a) of the 1940 Act and to briefly explain the basis for such non-qualification. The Company respectfully submits that disclosure elsewhere in the Registration Statement (e.g., “Regulation—Qualifying Assets”) explains the 70% test and the significance of securities issued by non-eligible portfolio companies.

3.	In accordance with Rule 12-12 of Regulation S-X, please indicate in the consolidated schedule of investments beginning on page F-4 of the Registration Statement each issue of securities that is non-income producing by use of an appropriate symbol or footnote.

Response:

As requested, the Company has revised the consolidated schedule of investments to denote those securities that were not producing income as of March 31, 2012 and December 31, 2011. The Company respectfully submits that the Company did not own any securities not producing income as of December 31, 2010.

Legal Comments

4.	Please confirm that the opinion and consent of Dechert LLP will be filed as an exhibit to the Registration Statement prior to seeking effectiveness of the Registration Statement.

Response:

We confirm that the opinion and consent of Dechert LLP will be filed as an exhibit to the Registration Statement prior to seeking effectiveness of the Registration Statement.

Vincent J. Di Stefano June 12, 2012 Page 3

5.	Please include a transmission letter with subsequent filings of the Registration Statement.

Response:

As requested, the Company or its counsel will include a transmission letter with subsequent filings of the Registration Statement.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	Brian Chase, Garrison Investment Group LP

Thomas J. Friedmann, Dechert LLP